EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended September 28, 2002
Fixed charges:
Interest expense	$106
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	19
Estimated interest portion of rents	24
Total fixed charges	$149

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$363
Eliminate equity in undistributed pre-tax income of Textron Finance	(19)
Fixed charges *	130
Adjusted income	$474

Ratio of income to fixed charges	3.18

* Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.